

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2019

Michael J. Rispoli
Chief Financial Officer
Newmark Group, Inc.
125 Park Avenue
New York, New York 10017

> **Re: Newmark Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 15, 2019**
> **Form 8-K**
> **Filed February 12, 2019**
> **File No. 001-38329**

Dear Mr. Rispoli:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities